Exhibit 99.1

GFL Environmental Inc. Announces Results from Annual Meeting of Shareholders

VAUGHAN, ON, May 19, 2021 – GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) announced the voting results from its annual meeting of shareholders held today virtually via live audio webcast.

Shareholders of the Company voted in favour of all items of business, including the election of each of the director nominees as follows:

Nominee	Votes For	Votes Withheld
(a) Patrick Dovigi	431,217,969 (98.92)%	4,705,991 (1.08)%
(b) Dino Chiesa	428,233,672 (98.24)%	7,690,288 (1.76)%
(c) Violet Konkle	435,912,903 (100.00)%	11,058 (0.00)%
(d) Arun Nayar	424,739,907 (97.43)%	11,184,054 (2.57)%
(e) Paolo Notarnicola	423,805,253 (97.22)%	12,118,708 (2.78)%
(f) Ven Poole	434,711,015 (99.72)%	1,212,945 (0.28)%
(g) Blake Sumler	435,009,994 (99.79)%	913,966 (0.21)%
(h) Raymond Svider	432,315,772 (99.17)%	3,608,188 (0.83)%

Final voting results on all matters voted on at the meeting will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

For further information: Patrick Dovigi, Founder and Chief Executive Officer +1 905 326-0101, pdovigi@gflenv.com